Item 77L

New Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (FASB) issued
Interpretation No. 48, Accounting for Uncertainty in Income Taxes
(the
Interpretation). The Interpretation prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filers tax return. Upon adoption, the
Interpretation did not have a material effect on the funds financial statements.
However, the conclusions regarding the Interpretation may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and ongoing analysis of tax laws, regulations and interpretations thereof.
Each of the funds federal tax returns for the prior three fiscal years remains subject to examination by the Internal Revenue Service.
In March 2008, Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161) an amendment of FASB Statement No. 133, was issued and is effective for fiscal years beginning after November 15, 2008. SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments and how derivative instruments affect an entitys financial position. Putnam Management is currently evaluating the impact the adoption of SFAS 161 will have on the funds financial statement disclosures.